JAMES E. BEDAR
Direct Dial: (617) 856-8167
E-mail: jbedar@brownrudnick.com
January 4, 2006
VIA EDGAR
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW.
Washington, DC 20549

Re:	American Railcar Industries, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-130284
Ladies and Gentlemen:
     On behalf of American Railcar Industries, Inc. (the “Company”), I attach for filing Amendment No. 1 to the above-referenced Registration Statement (“Amendment No. 1”) together with exhibits. The accompanying Amendment No. 1 has been marked to indicate the changes from the Registration Statement.
     Amendment No. 1 reflects those changes made to the Registration Statement (i) in response to comments made by the staff of the Securities and Exchange Commission by letter dated December 20, 2005 (the “SEC Comment Letter”) and (ii) to add and update certain information, including to provide pricing, stock split and share information.
     To facilitate your review of Amendment No. 1, we have attached to this letter the Company’s response (the “Company’s Response”) to each of the comments contained in the SEC Comment Letter. Each of the numbered paragraphs in the Company’s Response correspond to the numbers of the comments in the SEC Comment Letter.
     Please send copies of all notices and communications to the undersigned and Lisa Jacobs and Lona Nallengara, underwriters’ counsel, at Shearman & Sterling LLP, 599 Lexington Avenue, New York, NY 10022-6069.
     If you have any comments on the enclosed materials, or if you require any additional information, please do not hesitate to call the undersigned or Philip J. Flink of this office.

Securities and Exchange Commission
January 4, 2006

Very truly yours, Brown Rudnick Berlack Israels LLP
By:	/s/ James E. Bedar
James E. Bedar

JEB
Enclosures

cc:	Ms. Rolaine S. Bancroft Ms. Jean Yu Ms. Linda Cvrkel Mr. William P. Benac Mr. Andrew Langham Mr. Philip J. Flink Ms. Lisa L. Jacobs Mr. Lona Nallengara